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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

JAVELIN PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

DISCUS ACQUISITION CORPORATION
a wholly-owned subsidiary of

HOSPIRA, INC.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share
(Title of Class Securities)

471894105
(CUSIP Number of Class of Securities)

Brian J. Smith
Senior Vice President, General Counsel and Secretary
Hospira, Inc.
Dept. NLEG, Bldg. H1
275 North Field Drive
Lake Forest, Illinois 60045-5045
(224) 212-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

With copies to:
Craig A. Roeder
Michael F. DeFranco
Baker & McKenzie LLP
One Prudential Plaza
130 East Randolph Drive
Chicago, Illinois 60601
(312) 861-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$145,593,701	$10,380.83

(1)
Estimated for purposes of calculating the filing fee only. This amount is the sum of (i) 64,423,345 shares of common stock of Javelin Pharmaceuticals, Inc. outstanding as of April 9, 2010, multiplied by $2.20 per share, which is the offer price, plus (ii) $3,862,342 expected to be paid in connection with the cancellation of outstanding stock options, restricted stock units, deferred stock units and warrants.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory for fiscal year 2010, issued December 2009, by multiplying the transaction value by 0.00007130.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") is filed by Discus Acquisition Corporation, a Delaware corporation (the "Purchaser"), and Hospira, Inc., a Delaware corporation and the corporate parent of the Purchaser (the "Parent"). This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Javelin Pharmaceuticals, Inc., a Delaware corporation (the "Company"), at a purchase price of $2.20 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 2010 (together with any amendments and supplements thereto, the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

        Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of April 17, 2010 (as it may be amended from time to time, the "Merger Agreement"), by and among the Parent, the Purchaser and the Company, a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference with respect to Items 4 through 11 of this Schedule TO.

        Capitalized terms used and not defined herein will have the meanings assigned to such terms in the Offer to Purchase.

Item 1.    Summary Term Sheet

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Javelin Pharmaceuticals, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 125 CambridgePark Drive, Cambridge, Massachusetts 02140-2400. The Company's telephone number at such address is (617) 349-4500.

        (b)   This Schedule TO relates to the outstanding shares of common stock, par value $0.001 per share, of the Company. The Company has advised the Parent and the Purchaser that as of April 9, 2010, 64,423,345 Shares were issued and outstanding, 8,192,292 Shares were reserved under the Company's equity compensation plans for issuance pursuant to outstanding stock options, restricted stock units and deferred stock units, and 1,353,675 Shares were reserved for issuance upon the exercise of outstanding warrants.

        (c)   The information set forth in the section in the Offer to Purchase entitled "Price Range of Shares; Dividends" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

        (a) - (c) This Schedule TO is filed by the Parent and the Purchaser. The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning the Parent and the Purchaser" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction

        The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "Certain Information Concerning the Parent and the Purchaser," "Background of the Offer; Past Contacts or Negotiations with the Company," "Purpose of the Offer; Plans for the Company" and "The Transaction Agreements" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "Price Range of Shares; Dividends," "Certain Effects of the Offer," "Purpose of the Offer; Plans for the Company" and "The Transaction Agreements" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration

        The information set forth in the section of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company

        The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning the Parent and the Purchaser," "Purpose of the Offer; Plans for the Company" and "The Transaction Agreements" is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used

        The information set forth in the section of the Offer to Purchase entitled "Fees and Expenses" is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)(1) The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning the Parent and the Purchaser," "Background of the Offer; Past Contacts or Negotiations with the Company," "Purpose of the Offer; Plans for the Company" and "The Transaction Agreements" is incorporated herein by reference.

        (a)(2) The information set forth in the sections of the Offer to Purchase entitled "Purpose of the Offer; Plans for the Company," "Certain Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(3) The information set forth in the sections of the Offer to Purchase entitled "Certain Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(4) The information set forth in the sections of the Offer to Purchase entitled "Certain Effects of the Offer," "Source and Amount of Funds" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(5) The information set forth in the section of the Offer to Purchase entitled "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated April 21, 2010
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(A)
Joint Press Release issued by Hospira, Inc. and Javelin Pharmaceuticals, Inc. on April 19, 2010 (incorporated by reference to Exhibit 99.1 to Hospira, Inc.'s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 19, 2010)
(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on April 21, 2010
(b)	Not applicable

Exhibit	Exhibit Name
(d)(1)	Agreement and Plan of Merger, dated April 17, 2010, by and among Hospira, Inc., Discus Acquisition Corporation and Javelin Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to Javelin Pharmaceuticals, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 19, 2010, File No. 001-32949)
(d)(2)
Loan and Security Agreement, dated April 17, 2010, by and among Hospira, Inc., Javelin Pharmaceuticals, Inc. and Innovative Drug Delivery Systems, Inc. (incorporated by reference to Exhibit 10.1 to Javelin Pharmaceuticals, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 19, 2010, File No. 001-32949)
(d)(3)	Confidentiality Agreement, dated April 8, 2010, by and between Hospira, Inc. and Javelin Pharmaceuticals, Inc.
(g)	Not applicable
(h)	Not applicable

Item 13.    Information Required by Schedule 13E-3

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2010	HOSPIRA, INC.
	By:	/s/ BRIAN J. SMITH Name: Brian J. Smith Title: Senior Vice President
DISCUS ACQUISITION CORPORATION
	By:	/s/ BRIAN J. SMITH Name: Brian J. Smith Title: Vice President and Secretary

 EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated April 21, 2010
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(A)
Joint Press Release issued by Hospira, Inc. and Javelin Pharmaceuticals, Inc. on April 19, 2010 (incorporated by reference to Exhibit 99.1 to Hospira, Inc.'s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 19, 2010)
(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on April 21, 2010
(b)	Not applicable
(d)(1)
Agreement and Plan of Merger, dated April 17, 2010, by and among Hospira, Inc., Discus Acquisition Corporation and Javelin Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to Javelin Pharmaceuticals, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 19, 2010, File No. 001-32949)
(d)(2)
Loan and Security Agreement, dated April 17, 2010, by and among Hospira, Inc., Javelin Pharmaceuticals, Inc. and Innovative Drug Delivery Systems, Inc. (incorporated by reference to Exhibit 10.1 to Javelin Pharmaceuticals, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 19, 2010, File No. 001-32949)
(d)(3)	Confidentiality Agreement, dated April 8, 2010, by and between Hospira, Inc. and Javelin Pharmaceuticals, Inc.
(g)	Not applicable
(h)	Not applicable

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  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction and Plans or Proposals
  Item 7. Source and Amount of Funds or Other Consideration
  Item 8. Interest in Securities of the Subject Company
  Item 9. Persons/Assets Retained, Employed, Compensated or Used
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits
  Item 13. Information Required by Schedule 13E-3
SIGNATURE
EXHIBIT INDEX